UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited (the "Company") on January 4, 2017 announcing the extension of the deadline for receipt of votes on a proposed prepackaged plan of reorganization under chapter 11 of the U.S. Bankruptcy Code and the deadline for receipt of consents approving certain shareholder resolutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Cecilia Yad
Name: Cecilia Yad
Title: Chief Financial Officer

Dated: January 4, 2017

Exhibit 1
Ultrapetrol (Bahamas) Limited Extends Consent Solicitation
NASSAU, Bahamas, Jan. 04, 2017 (GLOBE NEWSWIRE) – Ultrapetrol (Bahamas) Limited (OTCQB:ULTR) ("Ultrapetrol" or the "Company") today announced an extension of both (a) the deadline by which the Company must receive votes from certain of its creditors on its  previously announced proposed prepackaged plan of reorganization under chapter 11 of the U.S. Bankruptcy Code and (b) the deadline by which the Company must receive consents on a resolution of its shareholders to approve a substantial sale of its assets, each of which had been set to expire at 4:00 p.m. New York City time, on January 4, 2017. The vote solicitation period and the time by which consents on the shareholder resolution must be received have been extended to 4:00 p.m. New York City time, on January 26, 2017 (unless further extended by the Company). Any further extensions will similarly be noticed by press release. All other terms and conditions of the consent solicitation remain unchanged. Holders who have already properly delivered their consents do not need to deliver new consents or take any other action in response to this extension.
Prime Clerk LLC is acting as the Voting Agent for the solicitation of votes on the prepackaged plan. Completed shareholder resolutions should be sent to Ultrapetrol (Bahamas) Limited, c/o H&J Corporate Services Ltd.,  P.O. Box SS-19084, Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas.
Questions and requests for assistance regarding the completion and delivery of the Ballot or for additional copies of the Solicitation Documents may be directed to the Voting Agent by email at ultrapetrolballots@primeclerk.com or phone at 844-205-4334 (Domestic toll-free) or 917-606-6438 (International toll).
Advisory: This press release is for informational purposes only and is not being made in any jurisdiction in which the making of this announcement would violate the laws of such jurisdiction, nor is it an offer to purchase or sell, a solicitation of an offer to purchase or sell, or a solicitation of consents with respect to any securities. The solicitation is being made solely pursuant to a disclosure statement dated November 30, 2016, and the related  ballot.
About Ultrapetrol
Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soy bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.
Forward-Looking Language
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR-G